GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of August 30, 2020 unless otherwise indicated and should be read in conjunction with the unaudited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months ended June 30, 2020 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended June 30, 2020 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, cargo vans and double-deckers. GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions. GreenPower integrates global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker for the dash and control systems. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowerbus.com.

Operations

The following is a description of GreenPower's business activities during the three months ended June 30, 2020. During the quarter, the Company's operations continued to be negatively impacted by the COVID-19 pandemic. However, in spite of these conditions the Company was able to achieve two important strategic milestones being the completion of Altoona testing for the EV Star, and the launch of the EV Star Cab and Chassis ("EV Star CC") product. In addition, during the quarter the Company completed and delivered a total of 18 EV Stars for which the Company provided lease financing, and which were accounted for as finance leases.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Beginning in March 2020, GreenPower's business and operations began adapting to the COVID-19 global pandemic. As an essential business manufacturing on behalf of the transit industry, we have maintained production, although at reduced levels compared to prior to the pandemic. Some of our suppliers and contract manufacturers temporarily suspended or reduced their production levels, and our internal staffing levels in production were temporarily reduced in order to comply with government regulations and maintain physical distancing in order to protect the health of our staff, customers and other stakeholders. While we maintained sales and production during the quarter, this was done so at a reduced rate in order to comply with physical distancing requirements and government health regulations.

Management took several steps to mitigate the negative financial impacts of the COVID-19 pandemic, including actively pursuing government business grants and loans in both Canada and the US in order to help support our business through this period. We were successful in securing government grants in Canada and the US, as well as $361,900 in financing under the U.S. Small Business Administration's Paycheck Protection Program, for which we entered into a two-year promissory note with East West Bank. During the quarter, our CEO and Chairman took a 30% salary reduction, and the salaries of certain employees working from home were also reduced. Management continued to monitor and adapt to the economic realities that have resulted from the COVID-19 pandemic, however the ultimate impacts and duration of these conditions continues to remain uncertain.

In April 2020, GreenPower received the final report for the EV Star's Federal Transit Bus Test performed for the Federal Transit Administration at the Altoona Bus Testing site at Penn State University. This report covers seven tests covering the maintainability, reliability, safety and performance of transit vehicles, and is required by the FTA for transit properties looking to purchase vehicles with federal funds. The EV Star passed the Altoona Test with an aggregate score of 92.2 which, as of the date of the test, makes the EV Star the highest scoring medium or heavy duty vehicle that has completed the Altoona test, and the only all-electric Class 4 vehicle to have passed the Altoona test. Vehicles that are built to Buy America compliant standards and have passed the Altoona test are eligible for FTA funding of up to 80% of the capital cost of a transit vehicle for transit properties that are eligible to receive FTA funding. Vehicle buyers, both in transit and in other sectors, rely heavily on Altoona reports when making purchasing decisions.

In May 2020, Greenpower announced the launch of the EV Star CC model. The EV Star CC is a purpose built, battery electric, multi utility cab and chassis that can be used by cargo and delivery companies who wish to use their body design while transitioning to a zero emissions fleet, and can be outfitted with a wide range of body types for a broad range of uses. The 25' EV Star CC chassis has a payload of up to 6,000lbs and can be configured with a range of options including a lift gate, wireless charging, and autonomous capabilities.

In June, GreenPower announced that it completed the delivery of 18 EV Stars to Green Commuter. After this delivery, Green Commuter had approved California HVIP vouchers totaling $4.5 million in its remaining order for 52 Greenpower EV Stars. During the month, the Antelope Valley Transit Authority announced that it had deployed six EV Stars to serve its new micro transit system, and Greenpower's national distributor Creative Bus Sales received an order for two EV Stars from UCLA.

Greenpower currently has Buy America compliant domestic production capacity of 15 EV Stars per month, which is expected to increase to 30 by the end of the calendar year 2020, and current production capacity through contract manufacturing partners of 50 additional EV Stars per month, which is expected to increase to 100 by the end of the calendar year 2020.

As at June 30, 2020 the Company had:

  Three EV350's, a Synapse shuttle, two EV Stars and ancillary equipment classified as property and ancillary equipment totaling approximately $750,000;
  Finished goods inventory of approximately $2.9 million comprised of 9 EV Stars, 2 EV Star Cab and Chassis, 2 Synapse school buses, 1 EV350 and charging stations;
  Work in process Inventory of $3.2 million including 14 EV Stars, 10 EV Star Plus, five EV 250s, deposits for the 100 EV Star project, and parts inventory.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Share Consolidation, Nasdaq Uplisting, and Financing

The Company completed a consolidation of its common shares on the basis of seven (7) pre-consolidation common shares for one (1) post-consolidation share effective the opening of the market on August 28, 2020.

As announced on August 28th, 2020 and filed with the SEC and on SEDAR, the Company priced its U.S. initial public offering (the "Offering") for 1,860,000 post-consolidation common shares of the Company (each, a "Share") at a price of $20 per Share. In addition, the Company granted the underwriters a 30-day option to purchase up to an additional 279,000 Shares at the initial public offering price, less the underwriting discounts and commissions. The gross proceeds from the Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately $37.2 million, excluding any exercise of the underwriters' option to purchase additional common shares. The Offering is expected to close on September 1, 2020, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from this offering for the production of all-electric vehicles, including EV Stars, EV Star plus, EV Star cab and chassis, and B.E.A.S.T. school buses, EV250 thirty foot low floor transit style buses, product development and geographic expansion with the remainder, if any, for working capital. Concurrently with the closing of the Offering, in a separate private placement, the Company plans to sell common shares for proceeds of up to $500,000 to the Company's executive chairman and chief executive officer, Fraser Atkinson, at the price per share equal to the price to the offering, and without payment by the Company of any underwriting discount or commission.

The Company's shares commenced trading on the Nasdaq Capital Market on August 28, 2020 under the symbol "GP."  The Shares continue to be listed for trading on the TSX Venture Exchange under the symbol "GPV". The shares of the Company traded on the OTCQB under the symbol "GPVRF" and as of August 28, 2020 were no longer quoted for trading on the OTCQB.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended June 30, 2020

For the three-month period ended June 30, 2020 the Company recorded revenues of $2,272,255 and cost of revenues of $1,653,672 generating a gross profit of $618,583 or 27.2% of revenues. Revenue was generated from the sale of 18 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $857,930 relating to salaries, project management, accounting, and administrative services; transportation costs of $26,741 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $36,853 related to travel for project management, demonstration of company products, and trade shows; product development costs of $221,109; sales and marketing costs of $(9,530); professional fees of $96,426 consisting of legal and audit fees; and office expense of $50,959 consisting of rent and other office expenses, as well as non-cash expenses including $132,032 of share-based compensation expense and depreciation of $114,761, generating a loss from operations before interest, accretion and foreign exchange of $875,145.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $555,319, and a foreign exchange gain of $1,126 resulted in a loss for the period of $1,429,337. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $627,683 in the three-month period.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

The consolidated total comprehensive loss for the three-month period was impacted by $7,970 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended June 30, 2019

For the three-month period ended June 30, 2019 the Company recorded revenues of $2,449,951 and cost of revenues of $1,726,555 generating a gross profit of $723,396 or 30% of revenues. Revenue from vehicle sales and vehicle leases was generated from the sale of one EV 350 and 5 EV Stars, two of which were accounted for as finance leases, and revenue from other sources was primarily from sales of chargers. Operating costs  consisted  of  administrative  fees  of $668,903 relating to salaries, project management, accounting, and administrative services; transportation costs of $61,980 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $88,347 related to travel for project management, demonstration of company products, and trade shows; product development costs of $214,413; sales and marketing costs of $97,158; interest and accretion on the convertible debentures and promissory note of $500,612; professional fees of $60,692 consisting of legal and audit fees; as well as $93,544 of non-cash share-based compensation expense and depreciation of $143,586. The remaining operating costs for the period amounted to $57,645 in general corporate expenses resulting in a consolidated net loss of $1,263,484. Non-cash expenses consisting of depreciation, share-based compensation, accretion, warranty accrual and amortization of deferred financing fees totaled $562,715 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $(4,511) of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

The following tables provide a summary of selected information for the last eight quarters:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
Financial results
Revenues	$2,272,255	$642,401	$4,977,548	$5,430,503
Net income (loss) for the period	(1,429,337)	(2,114,027)	(1,056,087)	(712,368)
Basic and diluted earnings/(loss) per share*	$(0.01)	$(0.02)	$(0.01)	$(0.01)
Balance sheet data
Working capital (deficit)	(707,573)	743,131	2,319,481	1,648,610
Total assets	14,473,657	13,207,679	16,811,834	14,515,250
Shareholders' equity	(2,396,707)	(1,174,956)	876,200	1,951,725

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,
	2019	2019	2018	2018
Financial results
Revenues	$2,449,951	$2,486,611	$1,106,530	$9,008
Net income (loss) for the period	(1,263,484)	(1,553,824)	(915,734)	(1,445,472)
Basic and diluted earnings/(loss) per share*	$(0.01)	$(0.02)	$(0.01)	$(0.02)
Balance sheet data
Working capital (deficit)	2,775,679	(155,176)	(80,804)	824,357
Total assets	15,620,864	11,910,299	12,843,812	11,698,365
Shareholders' equity	2,439,746	(85,636)	414,804	1,264,228

* Based upon the weighted average number of shares issued and outstanding for the period

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last four quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019
Vehicle Sales
EV 350	0	0	0	1
EV Star¹	0	8	3	24
Synapse school bus	0	0	2	2
Total	0	8	5	27
Vehicle Leases
EV Star¹	18	0	22	0
Total	18	0	22	0

Total Deliveries	18	8	27	27

Note 1 - Leases associated with 8 EV Stars entered into during the quarter ended December 31,  2019 were cancelled during the quarter ended March 31, 2020 and the vehicles were subsequently sold.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

The following table summarizes cash expenses for the last four quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019

Total Expenses	$2,047,920	$2,361,841	$2,521,645	$2,104,506
Less:
Depreciation	(114,761)	(116,338)	(157,970)	(160,661)
Accretion and accrued interest	(153,006)	(232,543)	(151,525)	(133,373)
Share-based payments	(132,032)	(126,652)	(34,885)	(53,025)
Amortization of deferred financing fees	(150,507)	(149,864)	(157,915)	(154,883)
Warranty Accrual	(77,377)	20,494	(166,662)	(136,307)
Allowance for credit losses	33,552	(46,447)	-	-

Total Cash Expenses (1)	$1,453,789	$1,710,491	$1,852,688	$1,466,257

The following table summarizes adjusted EBITDA for the last four quarters:

	For the three months ended
	June 30,	March 31,	December 31,	September 30,
	2020	2020	2019	2019

Net loss for the period	$(1,429,337)	$(2,114,027)	$(1,056,087)	$(712,368)
Plus:
Depreciation	114,761	116,338	157,970	160,661
Interest and accretion	555,319	549,139	574,031	510,042
Share-based payments	132,032	126,652	34,885	53,025
Warranty Accrual	77,377	(20,494)	166,662	136,307

Adjusted EBITDA (1)	$(549,848)	$(1,342,392)	$(122,539)	$147,667

(1) Non-IFRS Financial Measures: "Total Cash Expenses", as defined above, and "Adjusted EBITDA" reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Liquidity

At June 30, 2020, the Company had a cash and restricted cash balance of $310,458 and working capital of ($707,573). The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at June 30, 2020 available funds on the  line of credit was $6,560. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company will continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

Capital Resources

Three months ended June 30, 2020 and up to the date of this report

Authorized: Unlimited number of common shares without par value
Authorized: Unlimited number of preferred shares without par value

As at June 30, 2020, the Company had the following outstanding convertible debentures all with an 8% interest rate and a term of four years. The Convertible Debentures have effective rates ranging from 28.3% - 38.5%.

On June 18, 2020 CDN$100,000 worth of debentures (issued on October 12, 2017) were converted into 250,000 common shares with a conversion price of CDN$0.40.

During the period ended June 30, 2020, the Company paid interest of $82,791 (June 30, 2019 - $86,394) and recognized accretion of $153,006 (June 30, 2019 - $129,989) related to the convertible debentures listed above.

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 10,440,790 shares (the "2016 Plan").

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 10,440,790 to 13,656,367. On May 4, 2018, the number available for issuance was further increased to 14,909,992.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

The Company had the following incentive stock options granted under the 2019 Plan, 2016 Plan, and Plan that are issued and outstanding as at June 30, 2020:

	Exercise	Balance			Forfeited	Balance
Expiry Date	Price (CDN$)	March 31, 2020	Granted	Exercised	or Expired	June 30, 2020
May 26, 2020	$0.60	150,000	-	-	(150,000)	-
July 10, 2020 ¹	$0.55	50,000	-	-	-	50,000
February 4, 2021	$0.35	400,000	-	-	-	400,000
May 6, 2021	$0.35	520,000	-	-	(80,000)	440,000
October 27, 2021	$0.62	500,000	-	-	-	500,000
February 2, 2022	$0.75	457,000	-	-	-	457,000
May 26, 2022	$0.75	1,037,500	-	-	-	1,037,500
December 18, 2022	$0.45	175,000	-	-	-	175,000
May 4, 2023	$0.50	530,000	-	-	-	530,000
November 30, 2023	$0.43	350,000	-	-	-	350,000
February 12, 2024	$0.50	550,000	-	-	-	550,000
January 30, 2022	$0.37	175,000	-	-	-	175,000
January 30, 2025	$0.37	2,235,000	-	-	-	2,235,000
Total outstanding		7,129,500	-	-	(230,000)	6,899,500
Total exercisable		4,408,250				4,834,500
Weighted Average
Exercise Price (CDN$)		$0.50	N/A	N/A	$0.51	$0.49
Weighted Average Remaining Life		3.0 years				2.8 years

1. 50,000 stock options exercisable at CAD$0.55 per share expired unexercised on July 10, 2020.

As at June 30, 2020, there were 3,966,225 stock options available for issuance under the 2019 plan.

During the three months ended June 30, 2020, the Company incurred share-based compensation expense with a measured fair value of $132,032. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

As at June 30, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

	For the Three Months Ended
	June 30, 2020	June 30, 2019

Salaries and Benefits (1)	$91,208	$103,404
Consulting fees (2)	64,166	90,000
Accommodation (3)	-	762
Truck and Trailer Rentals (4)	5,748	32,642
Options Vested (5)	98,825	82,228
Total	$259,947	$309,036

1) Salaries and benefits incurred with officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to, management service companies of the CEO and Chairman, and to the former CEO of the Company to provide accounting, management and consulting services.

3) Accommodation expense paid to Stage Coach Landing, Inc., a company that the CEO and Chairman of GreenPower and the former CEO are officers and directors. These costs are expensed on the Consolidated Statements of Operations.

4) Truck and trailer rental fees paid to Maple Leaf Equipment Aircraft and Recovery Inc., a company that the CEO and Chairman of GreenPower and the former CEO are officers and directors. These costs are included in Transportation costs on the Consolidated Statements of Operations.

5) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at June 30, 2020 included CAD $103,916 and USD $49,917 (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at June 30, 2020, one company beneficially owned by the CEO and Chairman of the Company had loans outstanding to the Company with a total value of CAD $3,235,000 and USD $220,000 (March 31, 2020 - CAD $3,185,000 and USD $120,000). These loans were renewals of all outstanding loans to the two companies beneficially owned by the CEO and Chairman on December 30, 2019 and have a maturity date that is the earlier of (i) the date that the GreenPower completes an equity financing of more than Five Million US Dollars (US$5,000,000) (ii) from receipt of proceeds on the sale of buses in excess of Ten Million US Dollars (US$10,000,000) or (iii) July 15th, 2021, and bear interest at a rate of 12.0% per annum. During June 2020, a company beneficially owned by the Chairman loaned the Company an additional CAD$50,000 and USD$100,000.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

The Company has agreed to grant the lender in each of these loans a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to the BMO Bank of Montreal.

Loans payable to related parties of $2,683,067 (March 31, 2020 - $2,700,625) include the loans with terms described above, including accrued interest, and other loans payable to directors and officers, companies controlled by directors and officers, which are unsecured, are non-interest bearing and have no fixed terms of repayment.

A director of the Company and the Company's CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, the Company agreed to issue 4,400,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.65 per share that expire on June 29, 2021 and 4,800,000 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $0.60 per share that expire on March 14, 2022.

The outstanding balance of unconverted convertible debentures at June 30, 2020 (Note 14), includes CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance owed to officers, directors and companies controlled by directors.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has an effective date of January 1, 2018.

IFRS 16 Leases was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. This standard is effective for reporting periods beginning on or after January 1, 2019.

The adoption of the above accounting policies impacted the consolidated financial statements for the three months ended December 31, 2019 as described in the respective notes.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the December 31, 2019 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the liability portion of convertible debentures, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern;

iv. The classification of leases as either financial leases or operating leases; and

v. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities. As at June 30, 2020, the Company had working capital $(707,573). The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows from operations.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, finance lease, and promissory note receivable. Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its promissory note receivable counterparty and lease counterparty on an annual basis and believes it is exposed to minimal credit risk.

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Trade Tariffs

The Company manufactures and imports key components from overseas that are subject to tariffs on importation into the United States, and for which the Company is currently paying tariffs. In particular, the Company is subject to tariffs on goods imported from China, which increases the cost of these goods and negatively impacts the company's profitability and financial position.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2020, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$40,813
Accounts Receivable	6,822
Promissory Notes Receivable	650,000
Accounts Payable and Accrued Liabilities	(383,619)
Loans Payable to Related Parties	(3,235,000)
Convertible Debentures	(5,496,000)
Note Payable	$(15,000)

Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $619,000 to other comprehensive income/loss.

Capital Management

The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes and convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit. There was no change to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

Outlook

For the immediate future, the Company plans to:

  Close the recently announced sale of common equity securities for gross proceeds of $37.2 million, and the private placement of $500,000 of common equity securities with the CEO of the company, both of which are expected to occur on September 1, 2020
  Complete production and delivery of EV Stars and EV Star Plus models, currently in various stages of production
  Deliver the remaining two Synapse school buses in finished goods inventory
  Expand assembly and manufacturing capabilities in the Company's leased facilities in Porterville, including "Complete Knock Down" assembly of an EV Star
  Continue to develop and expand sales opportunities and increase its sales backlog
  Further develop its sales and marketing, engineering and technical resources

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 108,657,251 as of June 30, 2020. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of June 30, 2020, there are 6,899,500 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 25,183,868.

As at August 30, 2020, the company had 114,791,063 issued shares, 7,309,500 options outstanding and 20,282,748 warrants outstanding.

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs. Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. There are existing competitors in the various market segments with the potential for future competitors.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2020 Discussion dated: as of August 30, 2020

Sales and Marketing

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. Sales of Company products may also be impacted by the current market price of diesel fuel, along with the values placed on avoiding other ancillary costs such as noise and vehicle emissions. The Company's products are based on emerging technologies which seek to provide operators and users with vehicles that are all-electric, emission free, and with reduced noise. A reduction or cancellation of these grants would negatively impact our sales program.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.